UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 33-80701

AAF-McQUAY  Inc.

 (Exact name of registrant as specified in its charter)

10300 Ormsby Park Place, Suite 600

Louisville, Kentucky 40223

(502) 637-0011

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 7/8% Senior Notes Due 2003

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a

duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, AAF-McQuay Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 19, 2003	BY:	/s/Bruce D. Krueger
Bruce D. Krueger
Vice President of Finance and Chief Financial Officer
(Principal Finance and Accounting Officer)